FILED BY NORANDA INC.
                                  PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                  SUBJECT COMPANY: FALCONBRIDGE LIMITED
                                  COMMISSION FILE NO.: 33-95280


CONFERENCE CALL NOTES FOR ANALYST/MEDIA CONFERENCE CALL -- MARCH 9, 2005
------------------------------------------------------------------------


                            INVESTOR INFORMATION

This communication is being made in respect of the proposed combination (the "Merger") involving Noranda Inc. and Falconbridge Limited. The proposed Merger will be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) will be offered 1.77 Noranda common shares for each Falconbridge common share. In connection with the proposed Merger, Noranda will prepare and file with the U.S. Securities and Exchange Commission (the "SEC"), if required, a registration statement on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Noranda, if required, will be filing other documents regarding the proposed Merger with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at 416-982-7111.



DENIS:

SLIDE 1: Thank you operator. Good morning everyone and welcome to this special conference call for financial analysts and investors. You can access our presentation by going to the home page of the Noranda or Falconbridge websites at www.noranda.com and www.falconbridge.com. The media are invited to direct their questions and/or interview requests concerning Noranda to me after this call. Media queries concerning Falconbridge should be directed to Ian Hamilton. Our contact information is on our respective press releases.

SLIDE 2:
We may be making some forward-looking statements during the course of this Conference Call. Please keep in mind that such comments are predictions based on current market expectations and that actual results could differ materially.

I would also like to remind everyone that all numbers in our presentation are in U.S. dollars.

SLIDE 3:
--------
Joining us this morning are:

o Derek Pannell, the President and CEO of Noranda
o Aaron Regent, President and CEO of Falconbridge
o Steve Douglas, Executive Vice-President & CFO of Noranda, and
o Peter Kukielski, Noranda's COO

I would now like to turn the Call over to Derek.

SLIDE 4:
--------

DEREK:

Good morning and thank you for joining us.

I am extremely positive about the transaction we are announcing today. It will achieve another major step forward in the development of Noranda and Falconbridge, a story that, while operationally has been consistently improve over the last couple of years, and yet these results have yet to be fully reflected in our share price.

Our plan addresses many of the ideas and concerns expressed by our shareholders and the investment community generally. Frankly, I believe that our shareholders have been exceedingly patient and supportive during this period of uncertainty. As well, during this period, the expectations of what our organization can deliver have increased. We have ramped up metal production and reduced costs on all fronts while increasing profit from just US$24 million in 2003 to a record US $551 million profit last year. The metal price outlook remains exceptionally strong and our assets are firing on all cylinders.

With this positive background I believe the plan we are putting forward today is the best way to create another quantum improvement in the value that Noranda and its management can deliver to shareholders.

Let me summarize our announcements for you and provide some colour.

o In a nutshell, Noranda is going to offer to all its shareholders to buy back $1.25 billion of Noranda common stock through a share exchange issuer bid. In return, Noranda will issue as consideration the same value in preferred shares with maturities of 5, 7 and 10 years.

o    Noranda and Falconbridge have agreed to merge at an exchange ratio of
     1.77 Noranda shares for each Falconbridge share, representing a 15% premium to Falconbridge's 20-day average share price for the period ending March 7, 2005.

Noranda's parent company, Brascan Corporation, who owns approximately 123 million shares of our company, has already indicated its support for the Issuer Bid. If it tenders $1.25 billion of common stock, it could reduce its ownership position to approximately 16% in the new company from the current level of 41%.

SLIDE 5 - BENEFITS
------------------

We see clear benefits from the transaction:
o Firstly, NorandaFalconbridge will emerge as a widely held major international base-metals producer. Liquidity for the stockholders of both companies will consequently be greatly enhanced.

SLIDE 6 - BENEFITS
------------------

o Secondly, the share prices of both companies have been held back because of the ownership uncertainties. This cap has now been removed and share price performance should improve substantially, moving back into line with our peer group.

o The simplified corporate structure should also enhance the company's appeal to shareholders and investors.

SLIDE 7 - SUMMARY PROFILE
-------------------------

With operations in 18 countries, NorandaFalconbridge would be a global company and one of the world's largest base-metal companies, with production of over 550,000 tonnes of refined copper in 2004, and over 100,000 tonnes of refined nickel, 530,000 tonnes of zinc-in-concentrate and a fully-integrated aluminum business from bauxite to primary aluminum and rolled products.

The company will have exceptional growth potential as well.

SLIDES 8-11 - OPERATIONS
------------------------

o In copper we have producing operations in Canada, Chile and Peru with brownfield and greenfield opportunities in several other countries.

o In Nickel we have operations in Canada, Norway and the Dominican Republic as well as growth projects in New Caledonia and Tanzania.

o Zinc is produced at our operations in Canada and Peru and we have advanced projects in Australia.

o All of our Aluminum operations are in the U.S. with the exception of the St Ann's bauxite mine in Jamaica.

I will now turn the conference over to Aaron to describe the Falconbridge process leading to this proposal and to highlight the benefits to Falconbridge.

SLIDE 12
--------

AARON:

Thanks Derek.

SLIDE 13 - FALCONBRIDGE PROCESS
-------------------------------

Noranda approached the Board of Falconbridge in January of this year and presented us with this proposal. From a process perspective, the Board formed a Special Committee comprised solely of Independent Directors whose mandate was to review the transaction and make a recommendation to the entire Board.

The Committee retained independent legal advice from the law firm Goodman's and separate financial advice from TD Securities. TD Securities has also provided a valuation and fairness opinion to the Board that from a financial point of view this transaction is fair for Falconbridge's shareholders.

The Special Committee of the Board had been very engaged in this process and has met 10 times over the last two months. I'd say that there has been extensive negotiations on all aspects of the transaction which have led to meaningful improvements from the initial proposal.

In the Directors Circular that will be mailed to Falconbridge's shareholders, the Opinion of TD Securities and the background to the transaction will be detailed.

In consultation with its advisors the Special Committee has unanimously recommended that the Board of Falconbridge agree to merge with Noranda on the basis of 1.77 Noranda shares for each Falconbridge share.

SLIDE 14, 15 - BENEFITS TO FALCONBRIDGE SHAREHOLDERS
----------------------------------------------------

In making this recommendation a number of factors were considered.

First, this transaction simplifies the ownership structure and provides greater ownership certainty going forward. The uncertainty over the future ownership of Noranda, and indirectly Falconbridge, has hindered
Falconbridge share price performance resulting in the stock trading at a discount to its peers.

Second for Falconbridge, it clarifies Noranda's ownership of Falconbridge. Noranda has consistently stated that it intended to increase its ownership of Falconbridge. Shares have historically been acquired at market prices with no premium and the continued increase would lead to a further reduction in the float of the company. As a result, the small and decreasing float has limited our appeal to large institutions. This transaction will more than double the available float for Falconbridge shareholders.

Third, the exchange ratio of 1.77 shares represents a 15% premium to the 20-day market price of Falconbridge, for the period ending March 7, 2005. In addition, the consideration is common shares which allows our shareholders to continue to participate and have ownership in the new company and benefit from potential further upside.

Fourth, Brascan's ownership will be reduced to between 16% and 26% which results in control of the new company effectively being brought back into the market.

Fifth, the increased size, diversification and critical mass of the new company will facilitate our ability to advance new growth initiatives and reduce the concentration risk of any one project or operation.

Sixth, Falconbridge shareholders will own approximately 36% of the new company compared to the 41% of Falconbridge they own today. As a result, they will continue to have a similar exposure to Falconbridge's existing copper and nickel assets, but will also now have additional exposure to zinc and aluminum, two metals which have lagged the performance of copper and nickel, but whose strong fundamentals present a potential upside.

Seventh, the proposal from Noranda requires that a majority of the minority shareholders of Falconbridge tender to the transaction. This is a democratic approach which then requires that a majority of our shareholders are required to support this bid in order for it to proceed.

Overall, we believe that this transaction addresses a number of the structural issues that have hindered our share price performance. In addition, with the large production base of the new company, combined with an attractive pipeline of new projects we believe results in an attractive investment opportunity for investors at a valuation below comparable peers. With the strong outlook, continued high metal prices and the increased capital looking for places to invest we believe that there is the potential for significant upside of the stock of the new company which Falconbridge shareholders will be in a position to participate in.

I will now turn it over to Steve Douglas who is going to cover some of the details of this morning's announcements, review some financial aspects and present the timetable.

SLIDE 16
--------

STEVE:

Thanks Aaron and good morning everybody.

SLIDE 17 - TRANSACTION DESCRIPTION
----------------------------------

Both Derek and Aaron have given you the vision and goals in proposing this transaction, I would now like to take the opportunity to address some of the mechanics of the plan and to highlight the key financial impacts of this transaction.

While there are essentially two unlinked transactions from an implementation perspective, these represent merely necessary steps in creating what we think will be one of the most compelling stories in the base metal industry.

In chronological order, the first transaction to close will be the Issuer Bid. Under the terms of the bid, Noranda is offering to repurchase from all Noranda shareholders up to US$1.25 billion of common shares of Noranda. Shareholders tendering shares to the Issuer Bid will receive 0.79 junior preferred shares of Noranda for each common share of Noranda submitted. This will result in approximately 63.4 million common shares of Noranda being purchased for cancellation at an effective price of US$19.72 and the issuance of approximately 50 million preferred shares with a redemption price of US$25.00.

As mentioned by Derek, Brascan Corporation, owner of approximately 123 million Noranda shares, has indicated its support for the Issuer Bid. Should there be an over-tendering of common shares to the Issuer Bid, the junior preferred shares will be issued on a pro-rata basis.

The Issuer Bid will be mailed to shareholders shortly. No shareholder vote or other approvals will be required to complete the transaction. In addition, completion of the Issuer Bid will not be conditional on the merger of Noranda and Falconbridge being completed.

NORANDA AND FALCONBRIDGE MERGER

Turning to the proposed merger, each Noranda common shareholder that is not taken up under the issuer bid will continue to own one common share of NorandaFalconbridge, as the company is to be renamed, and each Falconbridge common shareholder other than Noranda will receive 1.77 common shares of NorandaFalconbridge.

It is expected that the transaction will take about two months to complete and completion will be subject to the following:

o receipt of required regulatory approvals which we don't expect will be an issue and
o more than 50% of the shares owned by non-Noranda shareholders of Falconbridge are tendered to the take-over bid.

The Merger will be carried out by way of a share exchange take-over bid to be mailed by Noranda to all shareholders of Falconbridge shortly.

Following the completion of both transactions, NorandaFalconbridge will be a widely held public company with a greater float and increased liquidity - Brascan will ultimately retain between 16% and 26% of the company depending upon the level of non-Brascan participation in the issuer bid of Noranda.

SLIDE 18 - SHARE EXCHANGE
-------------------------

The next slide estimates the net impact on the share count of Noranda after reflecting the steps required to effect the merger.

The end result is that a net 69 million shares will be issued to complete the transactions - with approximately 133 million shares being issued to the former shareholders of Falconbridge and approximately 63 million being acquired under the terms of the issuer bid.

PAGE 19 - PREFERRED SHARE TERMS
-------------------------------

A maximum of US$1.25 billion of preferred shares will be offered to common shareholders under the terms of the issuer bid, with a notional price being offered per Noranda common share of US$19.72 per share. The exchange ratio will be roughly for each common share tendered, tendering shareholders will receive approximately 0.79 preferred shares - bearing in mind that the face value of each preferred share issued will be US$25.

These preferred shares will be segmented into three tranches - two tranches of US$500 million and one tranche of US$250 million.

There terms of these preferred shares are similar to the terms of the "soft retractable" preferred shares that are issued with regularity in the Canadian market, with some important distinctions that make the financial implications of issuing these shares very manageable in the context of our cash flow generation and overall debt maturity profile:

o The average term to maturity of this issue is seven years and given our debt maturity profile, does not unduly accelerate our debt amortization schedule
o The company may redeem these shares at anytime for a modest premium permitting maximum flexibility for the company in managing its cost of capital should it wish to refinance these shares prior to maturity
o At Noranda's option, dividends and the redemption price of these shares may be paid in common shares of Noranda/Falconbridge - a feature which because of the obvious potential for common share dilution would not be positive, but does offer a measure of downside protection to the company

These transactions, Issuer Bid primarily, minimize the impact of dilution on the earnings base of the company as a result of the shares issued to effect the transaction, while ensuring the impact in the context of the overall leverage capacity of the company is manageable. Despite the fact that these shares do possess equity like qualities, they will be classified as debt on the face of the balance sheet under the new accounting rules which is also consistent with the views of rating agencies. Therefore, we must be cognizant of the impact of this issue on leverage ratios. However when taken as a whole, we feel these transactions represent a dramatic improvement in the credit profile of the company given the access to the consolidated cash flows of the combined entity and the simplified structure.

The purchase price on the issuer bid was determined with reference to the current market and in the context of indicated values discussed during the course of the sales process - however, as management we are convinced this represents good value that will be crystallized upon completion of these transactions.

SLIDE 20 - SOURCES AND USES
---------------------------

This slide simply demonstrates the value flows in and out of the transaction, the net impact of this is to increase the number of shares outstanding and increasing the book equity of the combined company by over $1.2 billion.

SLIDE 21 - BALANCE SHEET EVOLUTION
----------------------------------

I would now like to review the impact of this plan on our consolidated financial statements. Please note that the values reflected in the balance sheet, income statement and the allocation of purchase costs in this presentation are merely indicative values based upon the market prices of the common shares of Noranda and Falconbridge on March 4, 2005 and overlaid against the balance sheets of Noranda and Falconbridge as of Dec. 31, 2004.

Upon closing, the ultimate values of the assets acquired will be determined at that time, although the presentation today is a fair representation of the mechanics of the transactions.

Presented here is the actual balance sheet of Noranda as at December 31, 2004 and adjusted to reflect the merger using March 4, 2005 share values. Bear in mind that the balance sheet of Falconbridge is already consolidated in our financial statements. In the first column, the merger of Falconbridge has the effect of:

o First, increasing the carried value of capital assets by $2.1 billion, representing the acquisition price of the 42% interest in Falconbridge over and above the current carried values of the Falconbridge assets
o The reduction in minority interest of $1 billion following the exchange of that ownership stake for the shares in the combined entity
o Finally, an increase in common share equity of $2.5 billion, representing the fair value of the common shares exchanged for the minority share interests in Falconbridge

The final adjustment required to arrive at the pro forma balance sheet is reflecting the preferred shares issued pursuant to the issuer bid and reducing the common equity base by the issuance of the US$1.25 billion in preferred shares - as discussed previously, these shares are reflected as debt under accounting rules which took effect on January 1, 2005, despite their equity like qualities.

Ultimately, this is a much simplified balance sheet reflecting a much cleaner and simplified corporate structure.

SLIDE 22 - PRO FORMA INCOME STATEMENT
-------------------------------------

To arrive at the impact on the 2004 pro forma income statement, the dividends paid at a blended rate of 6.2% on the preferred shares issued under the issuer bid are reflected as additional interest expense of $78 million.

Upon merging with Falconbridge, the minority interest expense will be drastically reduced, eliminating $274 million from that line item and reflecting full ownership of the Falconbridge assets by the consolidated company. Additional amortization of approximately $48 million would have been recorded reflecting that amortization of the fair value increment of $2.1 billion allocated to capital assets on the balance sheet upon closure of the merger.

In total, net income rises to $713 million, an increase of $162 million over the reported earnings of $551 million for the year ended December 31. 2004. However, the clear indicator of the positive impact of this transaction would have had and will have on a go-forward basis is the impact on EPS, which demonstrates the importance of introducing the leverage provided by the preferred shares and the impact of the share buyback - EPS increases approximately 6% to $1.85 per share versus income per share of $1.78 per share reported on December 31, 2004.

SLIDE 23 POTENTIAL MULTIPLE EXPANSION
-------------------------------------

Finally, the Board and management believes this transaction will enhance shareholder value. We feel this transaction is the key to addressing the structural issues that shareholders have identified as restrictive in realizing the potential of NorandaFalconbridge, and that is best demonstrated by looking at the potential impact on multiples associated with this transaction.

It easy to see that the historical multiples of Noranda and Falconbridge have lagged their peers, primarily due to the ownership structure and recently, due the implications and uncertainty caused by the strategic review process. This transaction has the potential to increase the trading multiples by over 30% by merely trading to the current mean of our mid cap peers - the upside is even greater should we be able to realize trading multiples more comparable to the larger companies in the mining business.

I will now ask Derek to close our formal remarks.

SLIDE 24
--------

DEREK:

Thank you Steve.

SLIDE 25
--------

From a management and operations standpoint, this transaction should be accomplished without any disruptions. We already have an integrated senior management team that works very well together, with a clear focus on implementing our business strategy. Similarly, our key HR programs already mirror each other and will require only some minor fine-tuning. The exploration, business development, legal, environmental and health and safety, logistics and information service functions are combined already.

The management team would consist of Peter Kukielski as COO, Steve Douglas as CFO, Aaron Regent as President and myself, Derek Pannell as CEO.

The new enlarged company provides an improved platform on which to build the next steps of shareholder value creation and growth. We have a proven management team that has already successfully accomplished major improvements. We are ready to seize the opportunities this transaction presents to take control and move the company forward at a time when the outlook for the sector has never been more positive.

I'LL NOW TURN THE CALL BACK TO DENIS.

DENIS:

Thanks Derek.

Operator, would you please give the polling instructions before we open for questions and answers? (Operator) Would the speakers please introduce themselves and their affiliation? Any questions from on line?

A recording of the conference call will be available at (416) 626-4100 and 1-800-558-5253, passcode 21234353. The recording will be available at 11:00 a.m. EST on Wednesday March 9 and will last until March 16, 2005.

Thank you for joining us on such short notice and goodbye.